TransAlta expands its presence in western United States

CALGARY, Alberta (Oct. 26, 2011) - TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC), Canada’s largest provider of renewable energy, is launching plans to grow its presence in the western United States, opening the headquarters of TransAlta USA today in Olympia, Washington.

“Positioning our U.S. headquarters in Olympia and the appointment of Paul Taylor as President, TransAlta USA demonstrates our ongoing commitment to the state of Washington and supports our plan to build on our portfolio of energy assets in the United States,” said TransAlta CEO Steve Snyder, “We’re looking to invest in high quality generation projects in the western United States that build shareholder value.”

The announcement follows a landmark agreement the company reached with the State of Washington earlier this year to phase out its coal-fired power plant near Centralia in 2025.TransAlta is currently working with key customers in the Pacific Northwest to put in place long-term power contracts for the existing Centralia coal plant as part of the state’s plan to transition to cleaner sources of energy and ensure electric grid stability. TransAlta is exploring options to replace the existing facility with a state-of-the-art natural gas-fired generation plant.

“We welcome TransAlta USA’s headquarters to Washington state,” said Gov. Chris Gregoire. “TransAlta joins an impressive roster of global energy companies doing business in Washington, and I am very proud they have chosen this state as their U.S. headquarters. TransAlta has been a valued corporate citizen in Washington for 11 years, and we look forward to increased investment in clean, efficient energy generation that will power Northwest homes, businesses and jobs for decades to come.”

In addition to the Centralia coal plant, TransAlta owns and operates a natural gas-fired plant also in Centralia, and has ownership interest in 15 other plants in the United States.  Combined these plants have the capacity to produce more than 2,400 megawatts of reliable energy from sources including coal, natural gas, geothermal and hydro.

“We have the team, the track record and the investment appetite to build a strong business here in Washington and the western U.S.,” said Paul Taylor, TransAlta USA President.

About TransAlta
TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

Forward Looking Information
This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation and TransAlta USA. These statements are based on our belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include expectations in respect of generation availability and production, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta operates.

For more information:

Media Inquiries US: Angela DuPont Communications Advisor, Phone: (360) 508-0598 Email: angela_dupont@transalta.com Media Inquiries Canada:	Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1-800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com
Glen Whelan Director, Communications Phone: (403) 267-7287 Email: glen_whelan@transalta.com